UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 27, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

STATUTORY AUDIT COMMITTEE MEETING (“CAE”)

Date:	February 27th, 2023
Time:	10.30 am (Brasília time zone)
Place:	Meeting held by videoconference

Presence:	Gesner José de Oliveira Filho Herculano Aníbal Alves Flavia Maria Bittencourt	Coordinator of the Committee Member of the Committee Member of the Committee
Secretary:	Fabiane Reschke	Diretora Jurídica (Legal Officer)
Agenda:	Evaluation of the proposed merger ("Merger") of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. by the Company.

The meeting was opened by Mr. Gesner José de Oliveira Filho, Coordinator of the Statutory Audit Committee of TIM S.A. (“Company”), who thanked everyone for their presence, in special for the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

It is also noted that the meeting was held jointly with the Fiscal Council (“CF”) of the Company, during discussions on the item on the Agenda, with the presence of Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito.

Following the discussions and clarifications provided on the item on the Agenda, and based on the related supporting material, which will be filed at the Company's headquarters and is part of these minutes, the following conclusions and recommendations, as applicable, were recorded.

STATUTORY AUDIT COMMITTEE MEETING OF TIM S.A.

February 27th, 2023

Evaluation of the proposed merger ("Merger") of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. by the Company.

Initially, it is registered the presence of Messrs. Andrea Viegas, representative of the Planning & Control area, and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

Messrs. Gustavo Baptista Alves, Director of Administrative & Tax Services, and Stefano Lisa, representative of the Business Evaluation area, presented the proposed merger of the Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”) into the Company.

After the analysis and discussion of all documents regarding to the Merger, namely: (i) Protocol and Justification of Merger executed on February 27th, 2023, between the management of Cozani (“Merged Entity”) and the Company, containing the reasons, purposes, criteria and conditions of the Merger; (ii) the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal report of the Merged Entity’s net equity (“Appraiser”); and (iii) the Appraisal Report of the Merged Entity’s net equity at book value, on the base date of December 31st, 2022 (“Base Date”), conducted by the Appraiser, and provided all the necessary clarifications, the Committee Members concluded that the documents examined are in order and gave a favorable opinion on the approval of the documents and the proposal, referred above, by the Extraordinary Shareholders' Meeting of the Company to be convened.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all the participants.

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STATUTORY AUDIT COMMITTEE MEETING OF TIM S.A.

February 27th, 2023

Rio de Janeiro, February 27th, 2023.

Gesner José de Oliveira Filho Coordinator of the Statutory Audit Committee	HERCULANO ANÍBAL ALVES Member of the Statutory Audit Committee
FLAVIA MARIA BITTENCOURT Member of the Statutory Audit Committee	FABIANE RESCHKE Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 27, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer